September 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Charles Eastman and Mr. Andrew Blume

RE:	Cemex, S.A.B. de C.V.

Form 20-F for the year ended December 31, 2022

File No. 1-14946

Ladies and Gentlemen:

On behalf of Cemex, S.A.B. de C.V. (“Cemex,” the “Company,” “we,” “us” or “our”), this letter provides responses to the comment letter from the staff (the “Staff“) of the Securities and Exchange Commission (the “Commission”) to Mr. Maher Al-Haffar, Executive Vice President of Finance and Chief Financial Officer of the Company, dated August 17, 2023 (the “Comment Letter”), in response to our letter, dated July 10, 2023 (the “Initial Response Letter”), in connection with the Company‘s annual report on Form 20-F for the year ended December 31, 2022 (the “2022 20-F”), filed with the Commission on April 28, 2023. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments in bold type before the corresponding response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2022 20-F.

Our Strategic Priorities, page 57

1.

We note your response to comment 2. Although you have indicated that you will include a comparative IFRS measure with equal or greater prominence, we note that you have not included a comparative IFRS measure for the operating EBITDA margin percentage quantified in your proposed disclosure revisions. Please identify for us the comparative IFRS measure for Operating EBITDA margin and confirm that you will revise your disclosures accordingly to comply with prominence guidelines.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that Operating Earnings Before Other Expenses, Net is the closest measure to Operating EBITDA in our statements of operations under IFRS and is the stepping stone in determining our Operating EBITDA by adding back depreciation and amortization. However, we advise the Staff that including “Operating Earnings Before Other Expenses, Net margin” with equal or greater prominence when discussing Operating EBITDA margin would not reflect the actual measurements management uses to review performance and allocate resources and may be misleading.

Accordingly, we respectfully advise the Staff in future filings that we plan to (i) limit our disclosure of Operating EBITDA and its closest IFRS measure and (ii) avoid including any reference to Operating EBITDA margin unless we believe helpful in the specific context. We refer the Staff to our reference to Operating EBITDA margin in “Our Strategic Priorities” on page 58 of the 2022 20-F, which we included to provide our stakeholders the relevant internal metrics used by our chief executive officer and our other top management to measure performance and profitability and did not include as part

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Securities and Exchange Commission September 15, 2023 Page 2

of the financial review of results of operations. Given this context, we believe that presenting the most comparable IFRS measure with equal or greater prominence would not be helpful and may be misleading to our readers. We advise the Staff that we plan to include a disclaimer that the Operating EBITDA margin is an important profitability and performance measure for management but is not a measure of operating performance nor is it an alternative to cash flows or a measure of financial position under IFRS. Below is an illustrative example of the revised disclosure for the Strategic Priorities section beginning on page 57 of the 2022 20-F that we propose to include in future filings, with such new or modified disclosure included in our response to comment 2 in the First Response Letter in underlined text and any subsequent new or modified disclosure in double underlined text or strikethrough text.

STRATEGIC PRIORITIES. To achieve our mission, our strategy is to create value by building and managing a global portfolio of integrated cement, ready-mix concrete, aggregates and Urbanization Solutions businesses. Our five strategic priorities, in no particular order, are (i) Health and Safety, (ii) Customer Centricity, (iii) Innovation, (iv) Sustainability and (v) Operating EBITDA Growth.

Our Operating EBITDA equals Operating earnings before other expenses, net (which we believe is our Operating EBITDA’s closest measure in our statements of operations under IFRS) plus depreciation and amortization, as reported in our financial statements included elsewhere in this annual report. Our Operating EBITDA margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements included elsewhere in this annual report. We believe there is no closer IFRS measure for our Operating EBITDA Margin. Our CEO and Executive Committee regularly review our Operating EBITDA margin by reportable segment and on a consolidated basis as a measure of performance and profitability. Although Operating EBITDA and/or our Operating EBITDA margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our “Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, ~~to measure its ability to~~ service or incur debt and comply with financial covenants under our financing agreements. Our Operating EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating EBITDA to Operating Earnings Before Other Expenses, Net, see “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

Implemented in 2018, our action plan “A Stronger Cemex,” was a transformational plan designed to fortify Cemex’s position as a leading global heavy building materials company, accelerate our path to investment grade, enhance our total shareholder return and generate long-term value for our stakeholders. Under said plan, Cemex: (i) divested $1.6 billion in assets by the end of 2020; (ii) achieved recurring operational improvements of $230 million by 2020; and (iii) accelerated our path to investment grade by further deleveraging Cemex by reducing our debt by $3.5 billion by the end of 2020.

In 2020, we implemented the “One Cemex” commercial model to improve our customers’ experience through customer centricity, aiming to provide a superior omnichannel experience, everywhere and every time. It was supported by digital platforms and the importance of minimizing financial risk, with an aim to maintain ample liquidity. In 2020, we developed “Operation Resilience,” our medium-term strategy for the following three years, a decisive action plan designed to maximize shareholder value and reposition us for higher Operating EBITDA growth on a risk-adjusted basis. “Operation Resilience” was not only about deleveraging but also about building a lower risk and faster growing business. Initially, “Operation Resilience” was aimed at (i) growing the profitability of our business to achieve a consolidated Operating EBITDA margin equal to or

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Securities and Exchange Commission September 15, 2023 Page 3

greater than 20% by 2023, considering our then current portfolio, which management believes is a reasonable level of profitability, despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, through cost reduction measures and other commercial and operational initiatives; (ii) optimizing our portfolio for Operating EBITDA growth through the execution of strategic divestments and reinvestments, thereby constructing a portfolio more weighted towards the United States and Europe, after which we expect we will be a heavy building materials company with a large part of its footprint represented by the United States, Europe and Mexico, focusing on vertically integrated positions near growing metropolises and developing Urbanization Solutions as one of our four core businesses; (iii) de-risking our capital structure, reducing our cost of funding and ultimately achieving investment grade capital structure by targeting additional net debt paydowns and a leverage target equal to or below 3.0x for December 2023, among other initiatives, including extending our debt maturity profile, minimizing our cost of funding and raising funds in local currency to better align our Operating EBITDA and debt; and (iv) leveraging sustainability and digital platforms as a competitive advantage by moving forward on achieving our 2030 target to reduce our cement CO2 emissions by 35% compared to our 1990 baseline and our ambition to deliver net-zero CO2 concrete by 2050.

During 2022, we made progress on our “Operation Resilience” targets mainly by achieving (i) a consolidated Operating EBITDA margin of 17.2%, despite rising inflation (our Operating EBITDA margin is not a measure of operating or financial performance, an alternative to cash flows or a measure of liquidity under IFRS); (ii) $600 million of closed asset sales, which includes our divestments in Costa Rica and El Salvador, as well as a controlling interest in Neoris, and additional fixed assets; (iii) growth investments of $474 million on strategic capital expenditures during 2022, which include bolt-on acquisitions in different geographies like Germany, Spain and Texas, attributable to our increase in Operating EBITDA in 2022 as compared to 2021 ~~leading to a solid 21% Operating EBITDA growth in our Urbanization Solutions core business~~; (iv) leverage of 2.84x, reaching two years in a row with a leverage ratio below our initial objective, with a total debt plus other financial obligations reduction of $332 million during 2022; and (v) as of December 31, 2022, a reduction in CO2 emissions of 30% compared to our 1990 baseline. As a result of the progress made, in addition to our previously existing “Operation Resilience” targets not yet achieved, we now look, as part of our strategic priorities, to maintain our investment grade capital structure and ultimately regain an investment grade rating, and also replaced our previously existing 2030 target to reduce our cement CO2 emissions by 35% compared to our 1990 baseline with a more ambitious 47% reduction goal. For a reconciliation of Operating EBITDA to Operating Earnings Before Other Expenses, Net, see “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

During 2022, we repaid or refinanced $1.9 billion of debt, and by applying free cash flow and proceeds from asset sales, we reduced consolidated net debt, as defined in the Credit Agreements, by $300 million. Also during 2022, we reduced interest expenses by $45 million, or 8% compared to 2021. Most importantly, we increased the leverage ratio, as calculated under the Credit Agreements, by 0.11x to 2.84x.

In addition, to further fortify our balance sheet, we continue to be focused mainly on the following three initiatives, while at all times remaining committed to building a better world and helping alleviate some of the biggest challenges communities are facing today: (i) growing our Operating EBITDA through further cost- reduction efforts, operating efficiencies, customer-centric commercial strategies across all our core businesses and strategic growth investments; (ii) maximizing our free cash flow, which is expected to be used mainly for debt reduction and our bolt-on investments; and (iii) continuing to execute selective accretive divestments by selling what we believe are non-essential assets, which could allow us to free up more free cash flow.

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Securities and Exchange Commission September 15, 2023 Page 4

Operating and Financial Review and Prospects

2.

We have reviewed and are still evaluating your responses to comments 3 and 4. Please provide us with any pertinent additional information regarding your presentation and discussion of external customer and intragroup revenues.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that in addition to our proposed changes outlined in our response to comments 3 and 4 in the Initial Response Letter, we plan to further improve our disclosure in future filings by presenting our revenues before intragroup transactions and our revenues to external customers in all applicable tables. To address the Staff’s comment, below is an illustrative example of certain revised paragraphs in our Overview and Results of Operations sections and the several tables regarding our presentation of revenues before and after intragroup transactions on pages 149, 168 and 169 of the 2022 20-F, as well as the discussion of revenues by reportable segment beginning on page 171 of the 2022 20-F and the related equivalent comparative disclosures of the prior year that we propose to include in future filings, with such new or modified disclosure included in our response to comment 4 in the First Response Letter in underlined text and any subsequent new or modified disclosure in double underlined text or strikethrough text.

Overview

Our export sales from one reportable operating segment to another are important to evaluate the performance, market dynamics and assets’ utilization of each reportable segment on a stand-alone basis. Surplus of installed capacity or attractive export prices existing in a reportable operating segment give rise to the opportunity for exports to another operating segments to the extent there is available infrastructure for exports, such as maritime or land terminals. Accordingly, the percentage changes in cement sales volumes described in this annual report for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Moreover, ~~unless otherwise indicated,~~ the revenues financial information presented in this annual report for our operations in each country or region includes the Dollar amounts and percentage variations of the year as compared to the previous year, as applicable, of both revenues to external customers, which summarizes our consolidated revenues as reported in the financial statements, as well as revenues including ~~derived from~~ sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our audited consolidated financial statements as of and for the year ended December 31, 2022 included elsewhere in this annual report.

The following table sets forth selected financial information of revenues before intragroup transactions, eliminations resulting from consolidation (export sales from one country to another as described above) and revenues to external customers for each of the three years ended December 31, 2020, 2021 and 2022 by geographic reportable segment.

	Revenues including intragroup transactions For the Year Ended December 31, [1]			Less: Intragroup Transactions For the Year Ended December 31, [2]			External Customers Revenues For the Year Ended December 31, [1]
	2020	2021	2022	2020	2021	2022	2020	2021	2022
Mexico	$2,812	3,466	3,842	(134)	(142)	(200)	2,678	3,324	3,642
United States	3,994	4,359	5,038	(1)	(4)	(4)	3,993	4,355	5,034
EMEAA
United Kingdom	739	940	982	—	—	—	739	940	982

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Securities and Exchange Commission September 15, 2023 Page 5

	Revenues including intragroup transactions For the Year Ended December 31, [1]			Less: Intragroup Transactions For the Year Ended December 31, [2]			External Customers Revenues For the Year Ended December 31, [1]
	2020	2021	2022	2020	2021	2022	2020	2021	2022
France	754	863	781	—	—	—	754	863	781
Germany	489	472	485	(37)	(43)	(46)	452	429	439
Poland	377	405	419	(7)	(6)	(4)	370	399	415
Spain	319	359	382	(16)	(25)	(36)	303	334	346
Philippines	398	424	379	—	—	—	398	424	379
Israel	754	785	840	—	—	—	754	785	840
Rest of EMEAA	582	618	707	(9)	(5)	(1)	573	613	706
SCA&C
Colombia	404	437	429	—	—	—	404	437	429
Panama	80	121	149	(7)	(23)	(34)	73	98	115
Caribbean TCL	251	280	302	(7)	(7)	(8)	244	273	294
Dominican Republic	229	299	348	(11)	(8)	(6)	218	291	342
Rest of SCA&C	393	465	394	(3)	(21)	(1)	390	444	393

Reportable segments	—	—	—	—	—	—	12,343	14,009	15,137
Other activities [3]	796	1,621	2,849	(470)	(1,251)	(2,409)	326	370	440

Consolidated amounts							12,669	14,379	15,577

1.

For the reported periods, Cemex presents and discusses revenues before and after sales between reportable segments to allow readers a better understanding of market dynamics related to exports and utilization of installed capacity of Cemex’s reportable segments on a stand-alone basis.

2.

Our operating reportable segments’ intragroup transactions refer to export sales between reportable segments. See our discussion of revenues by reportable segments in our Results of Operations section beginning on page 171 of this Annual Report for a description of the main origins and destinations of the Company’s exports transactions between reportable segments.

3.

Our “Other activities” revenues line item refers mainly to: (a) beginning in 2021, after an internal restructuring of our Mexican entities, Cemex, S.A.B de C.V. started to purchase all the cement it sells in Mexico from its wholly owned subsidiary, Cemex Operaciones México, S.A. de C.V. (“COM“), which is the direct owner of the production facilities, while Cemex, S.A.B de C.V. in turn resells to external customers. Before the internal restructuring, the Parent Company leased the operating assets from COM and directly produced the cement. As a result, the cement revenues of the Parent Company derived from sales to external customers are presented within Mexico’s reportable segment, while the sales from COM to the Parent Company of $1,300 in 2022 and $406 in 2021 are eliminated in consolidation and account for a significant portion of the increase in eliminations beginning in 2021; and (b) the Company’s global maritime cement trading activities, of which a significant portion reflects the supply of cement from our Trading Unit (“Trading”), included within the “Other activities” line item, to other reportable segments for $358 in 2020, $674 in 2021 and $1,429 in 2022.

The following table sets forth selected financial information of total assets as of December 31, 2021 and 2022, as well as selected financial information of revenues before intragroup transactions, revenues to external customers and operating earnings before other expenses, net for each of the three years ended December 31, 2020, 2021 and 2022 by reportable segment expressed as a percentage of our total consolidated group, as applicable. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations, liquidity and financial condition, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Dollar and the rate of inflation of each of these countries and regions.

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	Revenues including intragroup transactions For the Year Ended December 31, [1]			External Customer Revenues For the Year Ended December 31, [2]			Operating Earnings Before Other Expenses, Net For the Year Ended December 31, [2]			Total Assets at December 31, [2]
	2020	2021	2022	2020	2021	2022	2020	2021	2022	2021	2022
Mexico	$21%	22%	21%	21%	23%	23%	61%	58%	62%	14%	15%
United States	30%	27%	27%	31%	30%	32%	24%	18%	20%	48%	48%
EMEAA
United Kingdom	5%	6%	5%	6%	7%	6%	2%	4%	9%	6%	5%
France	6%	5%	4%	6%	6%	5%	2%	3%	1%	4%	4%
Germany	4%	3%	3%	4%	3%	3%	3%	2%	1%	2%	2%
Poland	3%	3%	2%	3%	3%	3%	4%	3%	3%	1%	1%
Spain	2%	2%	2%	2%	2%	2%	(1)%	(2)%	(1)%	3%	2%
Philippines	3%	3%	2%	3%	3%	2%	6%	4%	3%	3%	3%
Israel	6%	5%	5%	6%	5%	5%	7%	4%	4%	3%	3%
Rest of EMEAA	4%	4%	4%	4%	4%	5%	1%	2%	3%	3%	3%
SCA&C
Colombia	3%	3%	2%	3%	3%	3%	5%	4%	2%	4%	3%
Panama	1%	1%	1%	1%	1%	1%	—	1%	1%	1%	1%
Caribbean TCL	2%	2%	2%	2%	2%	2%	3%	3%	4%	2%	2%
Dominican Republic	2%	2%	2%	2%	2%	2%	6%	7%	8%	1%	1%
Rest of SCA&C	3%	3%	2%	3%	3%	3%	7%	6%	5%	1%	1%

Reportable segments	—	—	—	97%	97%	97%	130%	117%	125%	95%	94%
Other activities [3]	5%	9%	16%	3%	3%	3%	(30)%	(17)%	(25)%	4%	6%
Assets held for sale	—	—	—	—	—	—	—	—	—	1%	—

Total consolidated				12,669	14,379	15,577	1,292	1,719	1,561	26,650	26,447

1.	Represent the percentage integration by reportable operating segments based on aggregate combined revenues before eliminations resulting from consolidation.

2.	Represent the percentage integration by reportable operating segments based on the consolidated amount of revenues as reported in the financial statements.

3.

Our “Operating Earnings Before Other Expenses, Net” related to our “Other activities” line item includes our corporate expense, which in Dollar terms during the reported periods remained relatively flat; nonetheless, the integration percentage significantly changes year-over-year considering the total consolidated amount of “Operating Earnings Before Other Expenses, Net.”

Result of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 (page 167)

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2022 compared to the year ended December 31, 2021 in our (i) domestic cement and ready-mix concrete sales volumes, which refer entirely to sales to external customers, ~~as well as~~ (ii) export sales volumes of cement, which include both sales to external customers and intragroup export sales from one reportable operating segment to another, and (iii) domestic cement and ready-mix concrete average sales prices for each of our reportable operating segments.

Reportable operating segments represent the components of Cemex that engage in business activities from which we may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. Cemex discloses its segment information presenting fifteen reportable operating segments under IFRS 8. We operate geographically and by line of business on a regional basis. For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president,

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Securities and Exchange Commission September 15, 2023 Page 7

as follows: 1) Mexico, 2) United States, 3) EMEAA, comprising eleven operating segments, of which four operating segments were aggregated into a single reportable operating segment as described below, and 4) SCA&C, comprising twelve operating segments, of which nine operating segments were aggregated into two reportable operating segments as described below. The accounting policies applied to determine the financial information by reporting segment are consistent with those described in note 2 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, considering similar regional and economic characteristics and~~/or~~ materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates and urbanization solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among the Company’s geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: (i) the “Rest of EMEAA” refers to Cemex’s operating segments and activities in the Czech Republic, Croatia, Egypt and the UAE; (ii) the “Rest of SCA&C” refers to Cemex’s operating segments and activities in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of TCL; and (iii) the “Caribbean TCL” refers to TCL’s operating segments mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The line item “Other activities,” included to reconcile the total of reportable segments with the consolidated amounts from continuing operations, refers to the following: (1) our cement trade maritime operations, (2) Cemex, S.A.B. de C.V., (3) other corporate entities and finance subsidiaries and (4) other minor subsidiaries with different lines of business.

The table below and the other volume data presented by reportable operating segment in this “Item 5—Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” section present Domestic Sales Volumes of cement and ready-mix concrete, consisting entirely of sales to external customers, as well as Export Sales Volumes of cement to both external customers and other operating segments, and Average Domestic Sales Prices in Local Currency of cement and ready-mix concrete, which refer to sales to external customers. ~~are presented before eliminations resulting from consolidation (including those shown in note 4.3 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report).~~

	Domestic Sales Volumes		Export sales volumes (intragroup transactions)	Export Sales Volumes to External Costumers	Average Domestic Sales Prices in Local Currency (1)
Reporting Segment	Cement	Ready-Mix Concrete	Cement	Cement	Cement	Ready-Mix Concrete
Mexico	-8%	+10%	+44%	-28%	+16%	+15%
United States
EMEAA	+1%	FLAT	—	—	+16%	+15%
United Kingdom	-5%	-9%	—	—	+37%	+30%
France	—	-4%	—	—	—	+7%
Germany	+8%	-6%	-17%	-85%	+17%	+9%
Poland	-4%	-3%	-12%	-88%	+24%	+22%
Spain	FLAT	-3%	+32%	-19%	+30%	+23%
Philippines	-10%	—	—	-35%	+9%	—
Israel	—	+4%	—	—	—	+10%
Rest of EMEAA	+8%	+3%	-99%	-25%	+27%	+22%
SCA&C
Colombia	-1%	+14%	—	—	+8%	+4%
Panama	+7%	+44%	+14%	+22%	-4%	+4%
Caribbean TCL	-2%	-35%	—	-8%	+13%	+8%
Dominican Republic	-7%	+10%	-48%	—	+18%	+12%
Rest of SCA&C.	-19%	-33%	+100%	-85%	+13%	-8%

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“—” = Not Applicable

(1) Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For the purposes of EMEAA reportable segment, which comprises non-Euro segments, the weighted average variance in local currency is determined and presented in Euros at the exchange rates in effect as of the end of the reporting period. For the purpose of our SCA&C reportable segment, which comprises non-Dollar segments, the weighted average variance in local currency is presented in Dollar terms at the exchange rates in effect as of the end of the reporting period. Weighted average changes for the Rest of EMEAA and Rest of SCA&C reportable segments are based on total sales volumes in the respective segment.

The following tables present selected financial information for revenues of both external customers revenues and revenues including intragroup transactions, as well as operating earnings before other expenses, net and Operating EBITDA for each of our reporting segments for the years ended December 31, 2021 and 2022. ~~The revenues information in the table below are presented before eliminations resulting from consolidation (including those shown in note 4.3 to Cemex, S.A.B. de C.V.’s 2022 audited consolidated financial statements included elsewhere in this annual report).~~ Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies.

As mentioned above, our “Operating EBITDA” is the financial measure used by our CEO and other management when assessing segment performance and profitability and deciding how to allocate resource, and our “Operating Earnings Before Other Expenses, Net” is the closest line item to Operating EBITDA presented in our statements of operations under IFRS included elsewhere in this annual report and is a stepping stone for calculating Operating EBITDA by adding back depreciation and amortization.

Reporting Segment	Variation in Local Currency (1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues including intragroup transactions For the Years Ended		Variation in Local Currency (1)	Approximate Currency Fluctuations	Variation in Dollars	External Costumers Revenues For the Years Ended
				2021	2022				2021	2022
Mexico	+9%	+2%	+11%	$3,466	$3,842	+7%	+3%	+10%	$3,324	$3,642
United States	+16%	—	+16%	4,359	5,038	+16%	—	+16%	4,355	5,034
EMEAA
United Kingdom	+17%	-13%	+4%	940	982	+17%	-12%	+5%	940	982
France	+2%	-12%	-10%	863	781	+2%	-12%	-10%	863	781
Germany	+16%	-13%	+3%	472	485	+16%	-13%	+3%	429	439
Poland	+17%	-14%	+3%	405	419	+17%	-13%	+4%	399	415
Spain	+20%	-14%	+6%	359	382	+17%	-13%	+4%	334	346
Philippines	-2%	-9%	-11%	424	379	-2%	-13%	-11%	424	379
Israel	+12%	-5%	+7%	785	840	+12%	-5%	+7%	785	840
Rest of EMEAA	+29%	-15%	+14%	618	707	+30%	-15%	+15%	613	706
SCA&C
Colombia	+11%	-13%	-2%	437	429	+11%	-13%	-2%	437	429
Panama	+23%	—	+23%	121	149	+18%	—	+18%	98	115
Caribbean TCL	+8%	FLAT	+8%	280	302	+8%	FLAT	+8%	273	294
Dominican Republic	+12%	+4%	+16%	299	348	+13%	+5%	+18%	291	342
Rest of SCA&C	-15%	—	-15%	465	394	-11%	—	-11%	444	393

Reportable Segments	—	—	—	—	—			+8%	14,009	15,137
Other Activities	+76%	—	+76%	—	—			+19%	370	440

Total Consolidated			+8%	—	—			+8%	$14,379	$15,577

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

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Securities and Exchange Commission September 15, 2023 Page 9

~~Variances explained below in this section are based on Operating earnings before other expenses, net which are substantially the same variances as those shown in our Operating EBITDA.~~

Revenues. Our consolidated revenues (external customers revenues) increased 8%, from $14,379 million in 2021 to $15,577 million in 2022. The increase in our revenues was mainly attributable to the higher prices of our products in local currency across all regions and higher ready-mix and aggregates volumes. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reporting segment basis. To allow the analysis of each reportable segment on a stand-alone basis, our discussion of volume data and revenues information below is presented in both external customers revenues and revenues before eliminations resulting from consolidation, as described in note 4.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes to external customers from our operations in Mexico decreased 8% in 2022 compared to 2021, and ready-mix concrete sales volumes increased 10% over the same period. Our revenues from our operations in Mexico represented 23% in Dollar terms of our consolidated external customers revenues as reported in the financial statements for the year ended December 31, 2022 and 21% in Dollar terms of our revenues, before eliminations resulting from consolidation during the same year. During 2022, bagged cement demand normalized from the pandemic peak related to home improvements and government social spending, as well as inflationary pressures impacting retail consumption. The country continues to experience a pickup in the formal economy, and bulk cement and ready-mix volumes benefited from nearshoring investments in border states and tourism construction. Our cement export volumes from our operations in Mexico, which represented 14% of our Mexican cement sales volumes for the year ended December 31, 2022, of which 23% corresponded to external customers export revenues and 77% corresponded to revenues from transactions with other operating segments, increased 17% in 2022 compared to 2021, mainly due to higher export volume to the United States. Of our total cement export volumes from our operations in Mexico during 2022, which include both exports to external customers and exports to other operating segments, 92% was shipped to the United States and 8% to our SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 16%, in Mexican Peso terms, in 2022 compared to 2021, and our average sales price of ready-mix concrete increased 15%, in Mexican Peso terms, over the same period.

The following chart indicates the breakdown of Mexico revenues by product to external customers as well as before others, intra sector eliminations within the segment and eliminations resulting from consolidation, as applicable for the year ended December 31, 2022:

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Securities and Exchange Commission September 15, 2023 Page 10

Note: Same changes in the discussion of revenues to all applicable segments through page 182 of the 2022 20-F. Moreover, the same changes also apply to our discussion of revenues for the comparative prior period.

4.3) Selected Financial Information by Reportable Segment and Line of Business, page F-32

3.	We note your response to comment 8. Please revise future filings to explicitly disclose the composition and number of your reportable segments.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that below is an illustrative example of the proposed additional disclosure we plan to include in future filings to explicitly disclose the composition and number of our reportable segments, with such new or modified disclosure included in our response to comment 8 in the First Response Letter in underlined text and any subsequent new or modified disclosure in double underlined text or strikethrough text.

4.3) SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments

As disclosed in note 1, the Company’s main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. Under IFRS 8, the Company’s operating segments represent the components of Cemex that engage in business activities from which Cemex may earn revenues and incur expenses, whose operating results are reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. A reportable segment represents an operating segment or an aggregation of operating segments considering the materiality thresholds set forth by IFRS 8, under which entities must report separately any operating segments which individually accounts for 10% or more of combined revenues, both internal and external, 10% or more of combined net profit or loss, depending on the individual result of the operating segment, and/or 10% or more of the combined assets of all operating segments. In addition, despite the described 10% threshold not being met individually, entities must report as many individual operating segments as needed to cover at least 75% of the entity’s revenue. Cemex operates by geography and business on a regional basis. Cemex discloses its segment information presenting fifteen reportable segments under IFRS 8. For the reported periods, Cemex’s operations were organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, comprised of one operating and reportable segment, 2) United States, comprised of one operating and reportable segment, 3) Europe, Middle East, Africa and Asia (“EMEAA”), comprised of eleven operating segments, of which four were aggregated into a single reportable operating segment as described below, and 4) South, Central America and the Caribbean (“SCA&C”), comprised of twelve operating segments, of which nine were aggregated into two reportable operating segments as described below. The Company’s regional presidents, which are part of Cemex’s Executive Committee, report to Cemex’s Chief Executive Officer or CEO. In addition, for those regions comprising several operating segments, such as EMEAA and SCA&C, each operating segment is supervised by a country manager whom in turn reports to the regional president.

The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 2. Beginning April 1, 2020 and for subsequent periods, the geographical regions Europe and Asia, Middle East and Africa (“AMEA”) were reorganized under a single regional president and was denominated Europe, Middle East, Africa and Asia (“EMEAA”).

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Securities and Exchange Commission September 15, 2023 Page 11

Aggregation

Considering similar regional and economic characteristics and materiality, such as: (a) the nature of the products and services, all related to construction materials and the construction industry, (b) the nature of the production processes, which are the same for cement, ready-mix concrete, aggregates and urbanization solutions, (c) the type of customers for their products or services, in all cases construction materials distributors and wholesalers, governments and big construction firms, and (d) the methods used to distribute their products or provide their services, which are very similar among the Company’s geographies using both third-party transportation for cement and aggregates and our own mixers fleet for ready-mix, certain operating segments have been aggregated and presented as single reportable segments. These reportable segments are as follows: a) the “Rest of EMEAA” reportable segment refers to Cemex’s operating segments in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) the “Rest of SCA&C” reportable segment refers to Cemex’s operating segments in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Trinidad Cement Limited (“TCL”); and c) the “Caribbean TCL” reportable segment refers to the operating segments of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados.

4.

We note your response to comment 9. As previously requested, please tell us if your chief operating decision maker uses “Operating earnings before other expenses, net” in assessing segment performance and deciding how to allocate resources.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that our chief operating decision maker does not use “Operating Earnings Before Other Expenses, Net” when assessing segment performance and deciding how to allocate resources. As mentioned above, our chief operating decision maker uses “Operating EBITDA” when assessing segment performance and deciding how to allocate resources. In connection with the Staff’s comment, below is an illustrative example of note 2.1 Basis of Presentation-Statements of Operations that we propose to include in future filings to clearly describe “Operating EBITDA” as the financial measure management uses, with such new or modified disclosure in double underlined text.

Statements of operations

Cemex includes the line item titled “Operating earnings before other expenses, net” considering that it is a subtotal relevant for the determination of Cemex’s “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item of “Operating earnings before other expenses, net” allows for an easy reconciliation of the amount in the financial statements under IFRS to the non-IFRS measure of Operating EBITDA by adding back depreciation and amortization. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to Cemex’s main activities or which are of a non-recurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances (note 2.19), results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

Operating EBITDA is the financial measure used by Cemex’s chief executive officer to review operating performance and profitability, for decision-making purposes and allocating resources. Moreover, Operating EBITDA is an indicator used by Cemex’s creditors of its ability to internally fund capital expenditures, measure its ability to service or incur debt and comply with financial covenants under its financing agreements. Cemex presents “Operating EBITDA” in notes 4.3 (selected financial information by reportable segment and line of business) and 17.1 (Financial instruments—Financial covenants). Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

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Securities and Exchange Commission September 15, 2023 Page 12

Furthermore, to reinforce the fact that “Operating EBITDA” is the financial measure used by Cemex’s chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources, below is an illustrative example using Mexico as an example of our revised disclosure that we propose to include in future filings, with such new or modified disclosure in double underlined text.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 9% from $1,719 million in 2021 to $1,561 million in 2022. As a percentage of revenues, operating earnings before other expenses, net decreased 2 percentage points, from 12% in 2021 to 10% in 2022. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reporting segment basis.

Depreciation and amortization

During 2022, in Dollar terms, our depreciation and amortization amounted to $1,120 million and remained flat as compared to 2021. During 2022, our capital expenditures amounted to $1,362 million, a 24% increase as compared to $1,094 million in 2021. However, considering no significant changes in respect to the useful lives of our property, machinery and equipment during the reported periods, the increase in depreciation and amortization in local currency from the higher base of depreciable assets was offset by the effects of changes in the exchange rates of our main currencies against the Dollar. During 2022, the Dollar depreciated against the Peso, Euro and British Pound by 5%, 6% and 11%, respectively. See the table on page 170 of this annual report and note 4.3 to our financial statements included elsewhere in this annual report for a breakdown of depreciation and amortization by reportable segment.

Operating EBITDA

Operating EBITDA is the financial measure used by Cemex’s chief executive officer to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, Operating EBITDA is an indicator used by Cemex’s creditors of its ability to internally fund capital expenditures and to measure its ability to service or incur debt and comply with financial covenants under its financing agreements. Cemex presents “Operating EBITDA” by reportable segment in the table on page 170 of this annual report and in notes 4.3 (selected financial information by reportable segment and line of business) and 17.1 (Financial instruments—Financial covenants) to our financial statements included elsewhere in this annual report. Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Considering the effects mentioned above, our Operating EBITDA decreased 6% from $2,839 million in 2021 to $2,681 million in 2022. As a percentage of revenues (Operating EBITDA margin, which management considers a relevant profitability measure despite Operating EBITDA margin not being a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS), decreased from 20% in 2021 to 17% in 2022. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net and Operating EBITDA on a reporting segment basis. For a reconciliation of Operating Earnings Before Other Expenses, Net to Operating EBITDA, see page 170 under “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

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Securities and Exchange Commission September 15, 2023 Page 13

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased 6% in 2022 compared to 2021, in Mexican Peso terms. Our operating earnings before other expenses, net from our operations in Mexico represented 62% of our total operating earnings before other expenses, net for the year ended December 31, 2022, in Dollar terms. The decrease resulted primarily from the increase in our cost of sales and operating expenses due to inflation, partially offset by an increase in revenues driven by home improvements and governmental social spending.

Moreover, our Operating EBITDA from our operations in Mexico decreased [ ]%, in Mexican Peso terms, and [ ]%, in Dollar terms, in 2022 compared to 2021. In addition, our Operating EBITDA from our operations in Mexico represented 42% of our total consolidated Operating EBITDA for the year ended December 31, 2022, in Dollar terms. For a reconciliation of Operating EBITDA to Operating Earnings Before Other Expenses, Net, see “Item 5—Operating and Financial Review and Prospects—Key Components of Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021.”

Note: Same changes in the discussion of all segments through page 185 of the 2022 20-F. Moreover, the same changes also apply to our discussion for the comparative prior period.

Note 21.2) Other Equity Reserves and Subordinated Units, page F-88

5.	We note your response to comment 16 regarding the classification of your $1 billion of 5.125% subordinated notes as equity instruments under IFRS and have the following comments:

•

Explain in more detail why you believe you do not have a contractual obligation to deliver cash to the bondholders, as discussed in paragraphs 11 and 13 of IAS 32, notwithstanding the fact that there is not a stated maturity date. In this regard, we note that the Indenture for these Notes, filed as exhibit 4.6 to your Form 20-F for the year ended December 31, 2022, contains an Exhibit A showing the form of face of the Note and indicates that you have promised to pay the principal sum of the notes upon redemption.

•

We note per the Indenture that the entire principal amount of all of the Notes and any accrued interest is automatically accelerated and becomes immediately due and payable in case of a bankruptcy or liquidation event. Tell us how you concluded that this provision does not result in a contractual obligation to deliver cash to another entity.

•

Explain in more detail how you concluded that the subordinated notes meet the definition of an equity instrument as defined in paragraph 11 of IAS 32. In this regard, it is unclear from the Indenture how these Notes evidence a residual interest in your assets after deducting all liabilities since upon a bankruptcy or liquidation event, the principal and interest becomes immediately due and payable, and no payments can be made to holders of any class of your capital stock until all due and unpaid amounts have been paid to all holders of the Notes.

RESPONSE: We respectfully acknowledge the Staff’s comment and we advise the Staff that holders of our 5.125% subordinated notes (the “Notes”) consider themselves long-term equity-like investors primarily being interested in investing into long-term steady cash flows if and when declared and paid by us, with an acceptable amount of risk (i.e., accepting the existence of a contractual right of the issuer to defer perpetually interest payments as well as the right to defer perpetually repayment of the initial investment). The investors in the Notes do not have contractual rights to demand either interest payments or repayment of the initial investment.

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Securities and Exchange Commission September 15, 2023 Page 14

Holders of the Notes do not have a contractual right to receive redemption payments. All instances that may lead to the redemption of the Notes are always at our discretion, entirely under our control and never mandatory. If we decide, at our option, to issue a redemption notice, only then do we have an obligation to deliver cash to the holders of the Notes (as contemplated by the form of Note in Exhibit A of the indenture governing the Notes (the “Indenture”)). As such, we concluded that we do not have a contractual obligation to deliver cash or any other financial asset to the holders of the Notes as defined and contemplated under IAS 32 until a redemption notice is delivered to the holders, which is always at our discretion.

As a consequence, we control any possible situation for the redemption of the Notes (other than possibly in a liquidation event (discussed below)) and we may elect to perpetually defer our right to repurchase the Notes. This key fact that supports our conclusion is that we do not have a contractual obligation to deliver cash or any other financial asset to the holders of the Notes.

In addition, we respectfully advise the Staff that a Concurso Mercantil is an insolvency or bankruptcy proceeding under Mexican law. Any such bankruptcy event may lead to two possible scenarios: (i) a reorganization of the entity accepted by our shareholders and approved by Cemex’s creditors under the guidelines set forth by a court, or (ii) the liquidation of the company. In any such bankruptcy event, the entity may be reorganized and eventually step out of the Concurso Mercantil. In conjunction with the Concurso Mercantil process in accordance with the laws in Mexico, as of the date of this letter, Cemex’s shareholders would need to agree to the reorganization pursuant to Article 12 of Cemex’s bylaws and Article 47 of the Mexican Securities Market Law (Ley del Mercado de Valores). If Cemex does not agree to the reorganization, then it would not be executed (i.e., Cemex controls if it agrees to it or not). In the event Cemex does not agree to a reorganization plan, then a number of days have to elapse until the entity is declared in liquidation.

It is important to highlight that in the Concurso Mercantil, pursuant to Section 2.15(b) of the Indenture, holders of the Notes do not directly participate in the proceedings and have agreed to be represented by the Indenture trustee and the holders have irrevocably instructed the Indenture trustee to abstain from voting in such proceedings on any matter submitted for approval by general unsecured creditors. As a result, holders of the Notes do not have a role as a creditor in the Concurso Mercantil as they do not get to vote as a creditor either directly or indirectly through the Indenture trustee.

In accordance with IAS 32.25(b), if the issuer can only be required to settle an instrument in a liquidation, the instrument should be classified as an equity instrument. Classifying such an instrument as a liability would be incompatible with the going concern assumption used in preparing financial statements. We note that the holders of the Notes cannot force the liquidation of Cemex, nor is Cemex an entity with a limited life. In accordance with IAS 32.25(b) and IAS 32.BC18, a contingent settlement provision that provides for payment in cash or another financial asset only on liquidation of the issuer is similar to an equity instrument that has priority in liquidation. Accordingly, a contractual provision that requires settlement of a financial instrument only in the event of liquidation of the issuer does not result in financial liability classification.

In accordance with paragraph 11 of IAS 32, an equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its liabilities. We respectfully advise the Staff that the rights of the holders of the Notes to receive payment in the event of liquidation is virtually identical to the rights of a preferred stockholder. Like preferred stock, the Notes have no maturity date or mandatory redemption date and in a liquidation proceeding, all financial obligations (including obligations to general unsecured creditors) must be paid in full before the holders of the Notes are entitled to receive any payment (like preferred stock, the holders of the Notes are entitled to the residual but in preference to the common stock until the preference in liquidation is paid). Therefore, even upon the liquidation of Cemex, the holders of the Notes do not have any guarantee that they will recover their initial investment or any interest.

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Securities and Exchange Commission September 15, 2023 Page 15

As a result of this analysis, we concluded by applying the requirements of paragraph 11 of IAS 32 that the Notes evidence a residual interest in our assets after deducting all liabilities.

*    *    *    *

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Tel.: +52 (81) 8888-8888

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If you should have any questions about this letter or require any further information, please contact Jaime Leal Ammler (Cemex Accounting Technology Director - Controllership) at +52 (81) 8888-4183, or our U.S. legal counsel Gregory A. Fernicola (Skadden, Arps, Slate, Meagher & Flom LLP) at +1 (212) 735-2918.

Very truly yours,

By:	/s/ Maher Al-Haffar
Name:	Maher Al-Haffar
Title:	Executive Vice President of Finance and Chief Financial Officer

cc:	Jaime Leal Ammler, Cemex Accounting Technology Director – Controllership

Gregory A. Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP

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